UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

99.1	Press Release Dated October 31, 2012: Costamare Inc. Announces Election of Class II Directors at 2012 Annual Meeting of Stockholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 31, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name: Gregory G. Zikos
Title: Chief Financial Officer

Exhibit 99.1

Costamare Inc. Announces Election of Class II Directors at 2012 Annual Meeting of Stockholders

ATHENS, GREECE – October 31, 2012 – Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships for charter, announced the election of two Class II directors at the Company’s annual meeting of stockholders held in Athens on October 30, 2012.

The elected Class II directors are Gregory Zikos, the Company’s Chief Financial Officer, and Vagn Lehd Møller.  Each Class II director was elected to hold office for a term ending at the annual meeting of stockholders in 2015 and until his successor has been duly elected and qualified.

Stockholders also ratified the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2012.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter.  The Company has 37 years of history in the international shipping industry and a fleet of 57 containerships, with a total capacity of approximately 329,000 TEU, including 10 newbuilds on order.  The Company’s common shares trade on the New York Stock Exchange under the symbol “CMRE”.

Forward-Looking Statements

This press release contains “forward-looking statements”.  In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions.  These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control.  It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com